UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2007

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ______________________ to ________________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

B. B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

Financial Statements and Supplemental Schedule

TI Contribution and 401(k) Savings Plan
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

TI Contribution and 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) 15

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

Phone: 214 969-8000
Fax: 214 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 13, 2008

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2007	December 31 2006
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 2,040,029**	$ 1,873,305
Participant loans	**29,904**	28,906
Dividends and interest receivable	**–**	700
Rollover contribution receivable	**–**	30
Total assets	**2,069,933**	1,902,941
Liabilities		
Accrued expenses	**1,285**	284
Net assets available for benefits	**$ 2,068,648**	$ 1,902,657

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
(In thousands)

Plan interest in net investment income from Texas Instruments Incorporated Defined Contribution Plan Master Trust	$ 185,136
Interest income on participant loans	2,308
Contributions:	
Employer	49,292
Participant	82,225
Rollover	3,755
	135,272
Transfer of net assets between plans within the Master Trust	159
Benefits paid to participants	(150,843)
Administrative expenses	(6,041)
	(156,884)
Net increase	165,991
Net assets available for benefits:	
Beginning of year	1,902,657
End of year	$ 2,068,648

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan) is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the open plan.

1. Description of the Plan

The following description of the C&S Plan provides only general information. Participants should refer to the C&S Plan document for a more complete description of the C&S Plan's provisions.

General

The C&S Plan was adopted effective January 1, 1998 by TI. The C&S Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The C&S Plan is administered by the Administration Committee.

Eligibility/Participation

Any employee of TI and participating subsidiaries who was a participant in the Savings Plan and who elected to discontinue participation in the Savings Plan after December 31, 1997, and transfer his or her accounts to the C&S Plan became a participant in the C&S Plan as of January 1, 1998. Employees who elected to continue to participate in the Savings Plan are not eligible to participate in the C&S Plan. Any former employee whose accounts were transferred to the C&S Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, employees of TI who became employees after November 30, 1997, and employees of any U.S. subsidiary that has elected to participate in the C&S Plan are eligible to participate in the C&S Plan. An employee who is a United States citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in the C&S Plan. Eligibility to contribute to the C&S Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

1. Description of the Plan (continued)

On August 24, 2000, TI acquired Burr-Brown Corporation. Former Burr-Brown Corporation employees who became employees of TI continued to participate in the Burr-Brown Pension Plan and also participated in the TI C&S Plan. In the fall of 2000, these employees could elect to (i) continue in the Burr-Brown Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and participate in the TI 401(k) Savings Plan effective January 1, 2001, or (ii) freeze their Burr-Brown Pension account effective December 31, 2000, and continue to participate in the C&S Plan.

Additionally, account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan by August 2, 2002, were transferred based on the participant's election to either the C&S Plan or the Savings Plan on August 19, 2002.

Participants' Accounts

Participants may have one or more of the following accounts within the C&S Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Profit Sharing Account; and a Voluntary Employee Contribution Account (VEC Account).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions (as defined by the C&S Plan) made by the Company and earnings and losses thereon are contributed to each eligible participant's Contribution Account. Any forfeitures of the nonvested portion of terminated participants' Contribution Accounts occurring during a C&S Plan year are applied to reduce employer fixed savings contributions during the following C&S Plan year. The Profit Sharing Account and VEC Account, as applicable, are credited with earnings and losses thereon. Allocations of C&S Plan earnings and losses are based on account balances. Expenses of administering the C&S Plan and trust are deducted from participants' accounts to the extent not paid by the Company.

1. Description of the Plan (continued)

Contributions

The C&S Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by C&S Plan provisions or the Internal Revenue Code (the Code) limitation ($15,500 for 2007). Such contributions are credited to each participant's 401(k) Account. The maximum contribution rate for participants is 50% of the participant's compensation, as defined by the C&S Plan.

The C&S Plan offers catch-up contributions (contributions in excess of the limits discussed in the preceding paragraph that are described in the Economic Growth and Tax Relief Reconciliation Act of 2001) to participants who attained age 50 or older before the close of the C&S Plan year.

All participants entering the C&S Plan on or after January 1, 2004, will automatically have 2% of eligible compensation withheld as a 401(k) contribution to the 401(k) account unless the participant either (i) elects a deferral percentage other than 2% or (ii) elects to not participate in the C&S Plan.

TI matches a participant's salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match does not exceed 4% of the participant's eligible compensation, as defined by the C&S Plan, for the C&S Plan year. Such contributions are credited to each participant's 401(k) Account.

TI contributes, on behalf of certain eligible participants, an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the C&S Plan year. Employer fixed savings contributions are credited to each participant's Contribution Account. Effective January 1, 2004, the C&S Plan was amended to discontinue the 2% employer fixed savings contribution for all participants entering the C&S Plan on or after January 1, 2004.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the C&S Plan was amended such that Company profit sharing contributions shall no longer be made into the C&S Plan.

Contributions to the VEC Account were discontinued as of January 1, 1987.

1. Description of the Plan (continued)

Investments

All investment assets of the C&S Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Savings Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2007 and 2006, are presented in Note 3. The C&S Plan's and the Savings Plan's ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the C&S Plan and in the Savings Plan.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants may direct contributions and salary deferrals to be invested in and transferred among various investment funds currently provided.

Participant Loans

Each loan shall be deducted from a participant's account, as described in the loan policy adopted under the C&S Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the C&S Plan document. Principal and interest are repaid through payroll deductions. All loans initiated subsequent to July 31, 2001, will become due and payable upon termination of employment if not due and payable by their terms before such time.

Distributions and Vesting

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A

1. Description of the Plan (continued)

participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the C&S Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Participants are 100% vested in their Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the Savings Plan, as described in the C&S Plan document. No forfeitures of a vested interest in such accounts shall take place for any reason under the C&S Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts, subject to repayment of outstanding loans.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her C&S Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the C&S Plan provisions. A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account at any time after being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must be at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to withdraw any amount from his or her VEC Account at any time with a minimum withdrawal amount of the lesser of $500 or 100% of the account balance.

Certain further limitations on withdrawals are described in the C&S Plan document.

1. Description of the Plan (continued)

Transfers Between Plans within the Master Trust

If a participant in the Savings Plan is rehired following a break in credited service, as defined in the C&S Plan, the accounts of the affected participant are transferred to the C&S Plan and such participant begins participating in the C&S Plan.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the C&S Plan by giving written notice to the Administration Committee and the C&S Plan trustee, subject to the provisions of ERISA. In the event of C&S Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued at fair value using quoted market prices for TI and other common stocks. Registered investment company shares are valued at fair value using published market prices, which represent the net asset value of shares held by the C&S Plan at year-end. Common/collective trusts are valued at fair value based on the underlying investments of the trusts as determined by the sponsor of the trust. Cash equivalents are valued at cost, which approximate fair value. Participant loans are valued at their unpaid principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The C&S Plan invests in various investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Related-Party Transactions

Certain C&S Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the C&S Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the C&S Plan's assets are invested in the Company's common stock. Because the Company is the C&S Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Basis of Accounting

The financial statements of the C&S Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Changes in Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

3. Interest in Master Trust

The C&S Plan's investments are held in the Master Trust, which was established for the investment of assets of the C&S Plan and the Savings Plan sponsored by TI (see Note 1). At December 31, 2007 and 2006, the C&S Plan's portion of the Master Trust's assets was approximately 61%, or $2.040 billion, and 60%, or $1.873 billion, respectively. The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2007 and 2006, and the percentage interest the C&S Plan holds in each of the Master Trust accounts are summarized as follows:

	2007		2006	
	Master Trust Fair Value	C&S Plan Percentage Interest	Master Trust Fair Value	C&S Plan Percentage Interest
	(In thousands)		*(In thousands)*	
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ 365,077	52%	$ 327,136	51%
Northern Trust Daily Aggregate Bond Index Fund	197,671	57%	139,924	58%
Barclays Global Investors Equity Index Fund	428,508	62%	394,041	60%
Northern Trust Russell 1000 Value Equity Index Fund	57,519	60%	24,351	58%
Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund	224,131	69%	231,100	69%
Northern Trust Russell 2000 Equity Index Fund	155,174	66%	135,828	63%
Barclays Global Investors Active International Equity Fund	351,035	63%	261,602	62%
Barclays Global Investors Lifepath 2010 Fund	135,111	60%	139,713	60%
Barclays Global Investors Lifepath 2020 Fund	58,308	55%	47,383	62%
Barclays Global Investors Lifepath 2030 Fund	60,040	75%	50,260	77%
Barclays Global Investors Lifepath 2040 Fund	53,844	76%	46,953	73%
TI Common Stock	1,113,197	61%	1,232,822	58%
Brokerage Fund:				
Cash and cash equivalents	28,748	54%	18,419	56%
Registered investment companies	43,432	64%	41,227	48%
Other common stocks	56,330	54%	36,005	61%
Other investments	3,817	52%	3,533	49%
	$3,331,942	61%	$3,130,297	60%

3. Interest in Master Trust (continued)

The C&S Plan's portion of the net investment income of the Master Trust was approximately 59%, or $185.1 million, for the year ended December 31, 2007. Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2007, and the C&S Plan's share of net investment income (loss) of each Master Trust account are summarized as follows:

	Master Trust			C&S Plan
	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income (Loss)	Share in Net Investment Income (Loss)
	(In thousands)	*(In thousands)*	*(In thousands)*	
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ 17,644	$ –	$ 17,644	51%
Northern Trust Daily Aggregate Bond Index Fund	11,925	–	11,925	58%
Barclays Global Investors Equity Index Fund	21,705	–	21,705	61%
Northern Trust Russell 1000 Value Equity Index Fund	(1,580)	–	(1,580)	(60)%
Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund	9,872	–	9,872	70%
Northern Trust Russell 2000 Equity Index Fund	(3,242)	–	(3,242)	(68)%
Barclays Global Investors Active International Equity Fund	22,127	–	22,127	64%
Barclays Global Investors Lifepath 2010 Fund	7,800	–	7,800	60%
Barclays Global Investors Lifepath 2020 Fund	2,558	–	2,558	61%
Barclays Global Investors Lifepath 2030 Fund	2,310	–	2,310	78%
Barclays Global Investors Lifepath 2040 Fund	1,832	–	1,832	75%
TI Common Stock	200,915	9,494	210,409	59%
Brokerage Fund:				
Cash and cash equivalents	–	1,021	1,021	54%
Registered investment companies	706	1,542	2,248	51%
Other common stocks	2,431	2,001	4,432	68%
Other investments	(50)	135	85	69%
	$ 296,953	$ 14,193	$ 311,146	59%

4. Income Tax Status

The C&S Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 22, 2001, stating that the C&S Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the C&S Plan was amended and restated. Once qualified, the C&S Plan is required to operate in conformity with the Code to maintain its qualification. The C&S Plan Administrator believes the C&S Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the C&S Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2007	**2006**
Net assets available for benefits per the financial statements	**$ 2,068,648**	$ 1,902,657
Less benefits payable	**(465)**	(316)
Net assets available for benefits per the Form 5500	**$ 2,068,183**	$ 1,902,341

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31, 2007
Benefits paid to participants per the financial statements	**$ 150,843**
Add benefits payable at end of year	**465**
Less benefits payable at beginning of year	**(316)**
Benefits paid to participants per the Form 5500	**$ 150,992**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Events

On February 9, 2008, the Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund was replaced with the NTGI Russell 1000 Growth Index Fund.

On March 1, 2008, Texas Instruments Incorporated entered into an agreement with Fidelity Employer Services Company, LLC to provide benefits administration services to the C&S Plan beginning January 5, 2009.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Participants	Loans with interest rates ranging from 5% to 10.0%	$ –	$ 29,904

* Indicates party-in-interest to the C&S Plan.

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the C&S Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

By: [signature]
Lita Alessandra
Chair, Administration Committee

Date: June 13, 2008

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution and 401(k) Savings Plan of our report dated June 13, 2008, with respect to the financial statements and supplemental schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

/s/ Ernst & Young LLP

Dallas, Texas
June 13, 2008

END